March 11, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	Stanadyne Holdings, Inc. & Stanadyne Corporation

File No. 333-124154 & 333-45823, respectively

Form 10-K: For the Fiscal Year Ended December 31, 2008

Form 10-Q: For the Quarter Ended September 30, 2009

Ladies and Gentlemen:

We refer to Lyn Shenk’s letter dated February 25, 2010 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) for Stanadyne Holdings, Inc. (“Holdings”) and Stanadyne Corporation (“Stanadyne” and together with Holdings, the “Company”) regarding Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarter ended September 30, 2009. Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Lyn Shenk’s letter immediately preceding our response thereto.

Stanadyne Holdings, Inc. / Stanadyne Corporation

Form 10-K For the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit, page 23

1.	We note your response to our prior comment 4. Please revise future filings to include a tabular disclosure of the factors impacting results of operations similar to that provided in your response.

Response:

In our future filings, the Company will include a tabular disclosure of the factors impacting results of operations in a format similar to that provided in our prior response.

Form 10-Q For the Quarter Ended September 30, 2009

Condensed Consolidated Balance Sheets, page 4

2.	We note your response to our prior comment 8. Please tell us in further detail information regarding the annual impairment test performed on the U.S. Operations in the fourth quarter of 2009. Specifically, please tell us the key assumptions that were used and the degree by which estimated fair value exceeded carrying value. Please also consider providing similar disclosure in your next filing. Additionally, please tell us how your fourth quarter results compared to your third quarter for sales, net income (loss) and cash flow from operations.

Response:

We have completed our annual impairment testing of goodwill as of December 31, 2009. We have summarized the results of the fair value calculation as compared to the current year carrying value of our U.S. Operations reporting unit below.

December 31, 2009
(in thousands)
Enterprise value	$317,485
Less: Fair value of debt obligations	(144,000)

Fair value of equity	173,485
Net equity carrying amount	96,175

Equity fair value in excess of net carrying amount	$77,310

Our annual assessment concluded that the fair value of our U.S. Operations reporting unit exceeded the carrying value and indicates that no goodwill impairment exists. This assessment is currently being reviewed by our independent auditors in connection with finalizing our 2009 audit.

Our annual goodwill impairment evaluation first determined the fair value of our U.S. Operations reporting unit using an income-based approach. This income-based approach is based on projected future debt-free cash flow from our U.S. Operation reporting unit that is discounted to present value using factors that consider the timing and risk of those future cash flows. The Company believes this approach is appropriate because it provides the best fair value estimate based upon the reporting units expected long-term operations and cash flow performance.

Our discounted cash flow model uses the future projections of operating results and cash flows developed for our Five Year Strategic Plan (“Plan”). The Plan is updated each year for changes in strategic direction and market driven variables. These projections are discounted to present value using a weighted average cost of capital (“WACC”) for market participants who are generally thought to be industry participants in the capital goods market. We determined the WACC based on estimates of the cost of equity and the cost of debt, weighted based on the estimated capital structures of similar industry participants. We determined our cost of equity based on a risk-free rate plus a market risk premium for micro-cap companies. We determined our cost of debt based on tax effected Moody’s bond yields plus a risk premium. The resulting WACC rate used in our discounted cash flow analysis was 15%.

In order to corroborate the enterprise value estimated using the discounted cash flow model, we also considered data for market comparable companies. We obtained financial data for ten companies we believe to be comparable to Stanadyne and calculated the trailing 12-month EBITDA multiples for each of the market comparable companies. We calculated mean and median multiples and found them to be higher than the implied EBITDA multiple in our discounted cash flow model. We believe this further validates the results of the enterprise value derived using our discounted cash flow model.

After determining the overall reporting unit enterprise value, we allocated a portion of such value to our debt obligations based on the fair market value of those obligations. We estimated the fair market value of our debt obligations based on the available bid prices for recent trades of the debt instruments.

In recognition of the uncertainty surrounding some of our key assumptions used in the discounted cash flow model, we conduct sensitivity analyses. We note that a 200 basis point increase in the

WACC would reduce the fair value in excess of the net carrying amount to approximately $32,400. We also measure the sensitivity of our terminal year operating cash flow assumption and note that a 20% reduction in this respect would reduce the fair value in excess of net carrying amount to approximately $38,100.

We will include disclosure similar to that provided above in our next filing with the Commission.

We are still in the process of finalizing our results for the fourth quarter of 2009. While these results are preliminary, our net sales in the fourth quarter exceeded the net sales for each of the first three quarters of 2009. The improvement in quarterly net sales demonstrates that the underlying demand in the markets we serve is recovering from the global recession. Our preliminary results show that our cash flows from operations in the fourth quarter have also improved compared to the third quarter of 2009. As noted in our prior response to you, the net loss for the fourth quarter of 2009 was negatively impacted by a goodwill impairment charge of $5.5 million related to our Italy-based reporting unit, Stanadyne, SpA. As previously noted, this change from the prior year impairment test was due to a strategic decision in the fourth quarter of 2009 to support new business growth in Asia with products manufactured by our Changshu, China operation and not our Italy-based operation.

Stanadyne Holdings, Inc.

	Q3, 2009	preliminary Q4, 2009
	(in thousands)	(in thousands)

Net sales	$46,434	$52,554

Net loss	$(3,358)	$(8,857)

Cash flows from operations	$(421)	$6,032

Stanadyne Corporation

	Q3, 2009	Preliminary Q4, 2009
	(in thousands)	(in thousands)

Net sales	$46,434	$52,554

Net loss	$(1,157)	$(7,328)

Cash flows from operations	$(420)	$6,057

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (860) 525-0821.

Sincerely,

Stanadyne Holdings, Inc. & Stanadyne Corporation

/s/ Stephen S. Langin
Stephen S. Langin
Chief Financial Officer
March 11, 2010